May 19, 2016

Russell Mancuso

Branch Chief

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Atkore International Group Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 5, 2016

File No. 333-209940

Dear Mr. Mancuso:

This letter sets forth the responses of Atkore International Group Inc. (the “Registrant”) to the comments contained in your letter, dated May 18, 2016, relating to the Registration Statement on Form S-1, File No. 333-209940, filed by the Registrant on May 5, 2016 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 3, as well as four copies of a blacklined version of Amendment No. 3, marked to show changes from Amendment No. 2 to the Registration Statement filed on May 5, 2016. Page references in the responses below are to Amendment No. 3.

Emerging Industry Trends, page 50

1. We note the statement in your response to prior comment 3 that you are not materially affected by solar industry trends. Given this response, it is unclear why you repeatedly refer to the solar industry, including on three pages of your prospectus summary. Please ensure that the significance of each of your industry and end market

Russell Mancuso	2	May 19, 2016

references in your document is clear from context. If the solar industry is expected to materially affect your results, it is unclear why you need not disclose related trends and risks.

In response to the Staff’s comment, the Registrant has removed references to growth in the solar industry, including the prospectus summary. The remaining references to the solar industry either factually discuss solar as an end market in which the Registrant serves customers or discuss the impact of the solar industry on the Registrant’s results of operations.

Selling, general and administrative expenses, page 53

2. Please clarify the nature of the “transaction costs,” including the transactions and costs that caused the disclosed change in expense.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 53.

Net Sales, page 56

3. Please identify the “particular end market” mentioned in the first paragraph, and show us how this development is reflected in your discussion of each segment’s results. Also (1) clarify the reference to a “particular end market” on page 55, and (2) clarify the reason for the reduced demand for your metal electrical conduit and fittings products.

In response to the Staff’s comment, the Registrant has provided additional disclosure on pages 55, 56 and 59.

Customers, page 91

4. Please tell us the criteria you used to determine which customers to highlight in the second full paragraph on page 92; include in your response whether any unnamed customers also satisfy those criteria.

In response to the Staff’s comment, the Registrant notes the following:

(i) Customers identified as global electrical distributors are the only global electrical distributor customers with operations in North America, the Registrant’s primary market.

(ii) Customers identified as independent electrical distributors are the only two electrical distributor buying groups in the United States. The Registrant has revised its disclosure on page 92 to clarify that such customers are buying groups and has also added its top three super-regional electrical distributor customers who are not members of buying groups.

Russell Mancuso	3	May 19, 2016

(iii) Customers identified as industrial distributors and big box retailers were five of the Registrant’s top six customers in this category by net sales in fiscal 2015. For completeness, the Registrant has added McMaster Carr Supply Co. to the list of industrial distributors and big box retailers on page 92.

Principal and Selling Stockholders, page 125

5. Please expand your response to prior comment 8 to provide us your analysis of whether directors directly or indirectly share voting or investment power over the shares held in the name of CD&R. Note that, if a director beneficially owns shares per Rule 13d-3, the table must reflect that director’s beneficial ownership, even if beneficial ownership is disclaimed.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 125 to reflect the beneficial ownership by Messrs. Berges and Sleeper.

Certain Relationships and Related Party Transactions, page 127

6. We note that your response to prior comment 9 is limited to “acknowledged, liquidated but unpaid indemnification claims.” Please tell us the amount of any other unpaid indemnification claims, including amounts in dispute.

The only unpaid indemnification claim is in dispute, i.e., Tyco and the Registrant are in litigation over whether certain claims in Canada are properly “Special Products Claims” (as such term is defined in the Registration Statement under the heading “Certain Relationships and Related Party Transactions—Investment Agreement—Indemnification”). Tyco seeks reimbursement of an immaterial amount of defense costs (approximately $1.7 million) and assumption of the ongoing defense as well as reimbursement for any liability exposure. As with other pending Special Products Claims, the amount claimed by plaintiffs in the underlying Canadian claims has not been specified. The Registrant disputes the indemnification claim, and would dispute the underlying claims if they are determined to be Special Products Claims, and does not believe the overall liability, if any, will be material.

Commissions and Expenses, page 150

7. We note your revisions in response to prior comment 11. However, from your disclosure, it remains unclear how investors have sufficient information to know the role of Solebury Capital in this transaction as described in response 31 of your letter to us dated April 15, 2016. Please disclose the substance of the second paragraph of that response 31 and of response 11 in your letter dated May 5, 2016. In this regard, please note that, although your prospectus need not specifically identify Solebury Capital as an underwriter, your prospectus should not affirmatively disclaim underwriter status.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 151.

* * * * *

Russell Mancuso	4	May 19, 2016

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478.

Regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Laurie Abbott

Kristin Lochhead

Gary Todd

    U.S. Securities and Exchange Commission

Daniel S. Kelly, Esq.

    Atkore International Group Inc.

Enclosures